Filed Pursuant to Rule 433

Registration No. 333-223273

March 19, 2019

FINAL TERM SHEET

Issuer:	Nutrien Ltd.

Title of Securities:	4.200% Notes due April 1, 2029 (the “2029 Notes”) 5.000% Notes due April 1, 2049 (the “2049 Notes”)

Expected Ratings:	Baa2 / BBB

Format:	SEC Registered – Registration Statement No. 333-223273

Ranking:	Senior Unsecured

Principal Amount:	2029 Notes: $750,000,000 2049 Notes: $750,000,000

Pricing Date:	March 19, 2019

Expected Settlement Date:	April 1, 2019

Maturity Date:	2029 Notes: April 1, 2029 2049 Notes: April 1, 2049

Interest Payment Dates:	2029 Notes: April 1 and October 1 of each year 2049 Notes: April 1 and October 1 of each year

First Interest Payment Date:	2029 Notes: October 1, 2019 2049 Notes: October 1, 2019

Benchmark Treasury:	2029 Notes: 2.625% due February 15, 2029 2049 Notes: 3.375% due November 15, 2048

Benchmark Treasury Price:	2029 Notes: 100-04 2049 Notes: 107-02

Benchmark Treasury Yield:	2029 Notes: 2.610% 2049 Notes: 3.013%

Spread to Benchmark Treasury:	2029 Notes: T + 163 basis points 2049 Notes: T + 210 basis points

Reoffer Yield:	2029 Notes: 4.240% 2049 Notes: 5.113%

Coupon:	2029 Notes: 4.200% payable semi-annually 2049 Notes: 5.000% payable semi-annually

Price to Public:	2029 Notes: 99.677% 2049 Notes: 98.276%

Day Count:	30/360

Minimum Denominations:	$2,000 x $1,000

Optional Redemption:

At any time prior to January 1, 2029 (which is the date that is three months prior to the maturity of the 2029 Notes, the “2029 Par Call Date”), the 2029 Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2029 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2029 Notes that would be due if such 2029 Notes matured on the 2029 Par Call Date but for such redemption (not including any portion of any payments of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 25 basis points, plus accrued and unpaid interest on the principal amount being redeemed, if any, to the redemption date, as more fully described in the Company’s preliminary U.S. and Canadian prospectus supplements, dated March 19, 2019 (the “Preliminary Prospectus Supplements”). At any time on or after the 2029 Par Call Date, the Company may redeem the 2029 Notes, in whole or in part, at the option of the Company at a redemption price equal to 100% of the principal amount of the 2029 Notes to be redeemed plus accrued and unpaid interest on the principal amount being redeemed, if any, to the redemption date, as more fully described in the Preliminary Prospectus Supplements.

At any time prior to October 1, 2048 (which is the date that is six months prior to the maturity of the 2049 Notes, the “2049 Par Call Date”), the 2049 Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2049 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2049 Notes that would be due if such 2049 Notes matured on the 2049 Par Call Date but for such redemption (not including any portion of any payments of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 35 basis points, plus accrued and unpaid interest on the principal amount being redeemed, if any, to the redemption date, as more fully described in the Preliminary Prospectus Supplements. At any time on or after the 2049 Par Call Date, the Company may redeem the 2049 Notes, in whole or in part, at the option of the Company at a redemption price equal to 100% of the principal amount of the 2049 Notes to be redeemed plus accrued and unpaid interest on the principal amount being redeemed, if any, to the redemption date, as more fully described in the Preliminary Prospectus Supplements.

CUSIP Number / ISIN Number:	2029 Notes: 67077M AT5 / US67077MAT53 2049 Notes: 67077M AU2 / US67077MAU27

Joint Book-Running Managers:	Barclays Capital Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC BMO Capital Markets Corp. CIBC World Markets Corp. Scotia Capital (USA) Inc. TD Securities (USA) LLC

Co-Managers:

HSBC Securities (USA) Inc.

Merrill Lynch, Pierce, Fenner & Smith

                    Incorporated

MUFG Securities Americas Inc.

Wells Fargo Securities, LLC

Citigroup Global Markets Inc.

Rabo Securities USA, Inc.

SMBC Nikko Securities America, Inc.

BNP Paribas Securities Corp.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Company has filed a Registration Statement on Form F-10 (including a base prospectus dated March 12, 2018, as supplemented by a preliminary prospectus supplement, dated March 19, 2019, the “Prospectus”) with the SEC for the offering to which this communication relates. This pricing term sheet supplements the Prospectus. Before you decide whether to invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and any document incorporated by reference in the Prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.